Exhibit 99.1

Vermilion Energy Inc. Announces the Pricing of Its Unsecured Notes Offering

CALGARY, AB, April 19, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET), (NYSE: VET) today announced the pricing of its previously announced private offering of up to US$400 million of 8 year senior unsecured notes (the "New Notes"). The New Notes will be issued in the aggregate principal amount of US$400 million, and will have a maturity date of May 1, 2030 and a fixed coupon of 6.875% per annum, to be paid semi-annually. The notes were priced at 99.241% of par. The offering of the New Notes (the "Offering") is expected to close on or about April 26, 2022, subject to customary closing conditions. The Company intends to use the net proceeds from the New Notes to reduce the amount outstanding on our credit facility. Contingent upon the completion of the Offering, it is our intention to reduce the size of our credit facility from $2.1 billion to $1.6 billion. The completion of the Offering is not subject to the reduction of the size of the credit facility.

The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. The New Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the New Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. Pursuant to the terms of the Offering, the New Notes will be offered and sold only on a prospectus-exempt basis to institutional "accredited investors" in certain provinces in Canada and, in the United States, will be offered and sold only to "qualified institutional buyers" in reliance on Rule 144A under the U.S. Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the U.S. Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security in any jurisdiction and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Forward-looking Information Advisory

Certain statements in this press release constitute "forward-looking information" within the meaning of applicable securities laws. Such forward-looking information includes statements regarding the size and terms of the Offering, the use of proceeds therefrom, the closing date for the Offering, and the renewal and reduction of Vermilion's credit facility. Vermilion believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The forward-looking statements contained herein are based upon certain assumptions and factors including, without limitation, current and future economic and financial conditions and expected future developments. Vermilion believes such assumptions and factors are reasonably accurate at the time of preparing this press release. However, forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties and other factors, which may cause actual results and circumstances to differ materially from any projections of future events or results expressed or implied by such forward looking statements. Such factors include, but are not limited to, risks associated with: closing of the Offering; failure to obtain any necessary consents and approvals required to complete the Offering and/or renew and reduce the Company's credit facility in the manner described herein or at all; and general economic, market and business conditions; and other factors, many of which are beyond the control of Vermilion. There is a specific risk that Vermilion may be unable to complete the Offering, in the manner described herein or at all. If Vermilion is unable to complete the Offering, there could be a material adverse impact on Vermilion and on the value of its securities. See also the risks and uncertainties described under "Special Note Regarding Forward-Looking Information" and "Risk Factors" included in Vermilion's Annual Information Form dated March 4, 2022 filed under the Company's issuer profile on SEDAR (www.sedar.com).

Any forward-looking statements are made as of the date hereof and Vermilion does not undertake any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 19:06e 19-APR-22